Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

Nature of operations

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Turkey, China, Greece and Brazil. The Company acquired control of Sino Gold Mining Ltd. (“Sino Gold”) in December 2009, along with its two producing mines, Jinfeng and White Mountain, as well as the Eastern Dragon exploration project.

These unaudited interim consolidated financial statements were prepared by Eldorado in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) consistent with those used to prepare Eldorado’s audited consolidated financial statements for the year ended December 31, 2009 except for the long-term investment new policy described in note 2(a). As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP for annual financial statements, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2009.

In the opinion of management, Eldorado has made all adjustments necessary to present fairly the Company’s consolidated financial position as at June 30, 2010 and the consolidated results of operations, comprehensive income and cash flows for the three- and six-month periods ended June 30, 2010 and 2009.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.

Changes in accounting policies and new accounting developments

(a)

Changes in accounting policies

During the three-month period ended June 30, 2010, the Company adopted an accounting policy for long-term investments. Investments in significantly influenced companies are accounted for using the equity method. Under the equity method, the original cost of the shares is adjusted for the Company’s share of post-acquisition earnings or losses less dividends.

(b)

New accounting developments

Business Combinations (Section 1582)

In January 2009, the CICA issued Section 1582, Business Combinations, which requires that all assets and liabilities of an acquired business be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it shall also adopt CICA Sections 1601 and 1602. The Company has not yet adopted this standard.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.    Changes in accounting policies and new accounting developments (continued)

Consolidations (Section 1601) and Non-Controlling Interest (Section 1602)

In January 2009, the CICA issued Section 1601, Consolidations, and Section 1602, Non-Controlling Interests. Section 1601 establishes standards for preparing consolidated financial statements and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting these sections for a fiscal year beginning before January 1, 2011 also must adopt CICA Section 1582. The Company has not yet adopted these standards.

International Financial Reporting Standards

Canadian public companies will be required to prepare their financial statements in accordance with IFRS, as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011. Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements. The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and provide comparative data on an IFRS basis as required.

3.

Business acquisition

On December 15, 2009, Eldorado acquired all of the outstanding Sino Gold Securities not previously held by the Company. A preliminary allocation of the purchase price was disclosed in our December 31, 2009 Consolidated Financial Statements.

As of June 30, 2010 there have been no changes to the preliminary allocation.

4.

Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral. The Company had the following restricted cash:

	June 30, 2010 $	December 31, 2009 $

Collateral account against Eastern Dragon CMB Standby letter of credit loan	52,221	-
Collateral account against Eastern Dragon CCB loan	-	50,000

Total	52,221	50,000

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.

Defined benefit plans expense

	Three months ended		Six months ended
	June 30,		June 30,
	2010 $	2009 $	2010 $	2009 $

Pension plan expense	50	39	100	56
SERP expense *	572	566	1,145	747

Total	622	605	1,245	803

* Non-registered supplemental executive retirement plan

6.

Debt

(a)

HSBC revolving loan facility

In May 2010, Heihe Rock Mining Industry Development Company Limited (“Eastern Dragon”), our 95% owned subsidiary, entered into a RMB 80.0 million ($11,780) revolving facility (“the Facility) with HSBC Bank (China). The Facility can be drawn down in minimum tranches of RMB 1 million ($147) or its multiples. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year and matures on April 30, 2011.

The facility is secured by a letter of Guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at June 30, 2010, the security coverage is $2,122.

As at June 30, 2010, RMB 13.1 million ($1,929) had been drawn under the Facility.

(b)

Jinfeng construction loan

In 2009, Guizhou Jinfeng Mining Ltd. (“Jinfeng”), our 82% owned subsidiary acquired as part of the Sino Gold acquisition, entered into a RMB 680.0 million ($99,610) construction loan facility (“the construction loan”) with China Construction Bank (“CCB’).

The construction loan has a term of 6 years commencing from February 27, 2009 and is subject to a floating interest rate adjusted annually at the prevailing lending rate stipulated by the People’s Bank of China for similar loans with a 5% discount.

In June 2010, Jinfeng pre-paid RMB 50.0 million ($7,363) on the outstanding balance of this loan.

(c)

Jinfeng working capital loan

In 2009, Jinfeng entered into a RMB 85.0 million ($12,452) working capital loan (“the working capital loan”) with CCB.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.    Debt (continued)

The working capital loan has a term of 3 years and is due on August 17, 2012. This loan is subject to a floating interest rate adjusted annually at the prevailing lending rate stipulated by the People’s Bank of China for similar loans with a 5% discount.

In June 2010, Jinfeng pre-paid RMB 50.0 million ($7,363) on the outstanding balance of this loan.

(d)

White Mountain working capital loan

In July 2010, Sino Gold Jilin BMZ Mining Limited (“White Mountain”), our 95% owned subsidiary, entered into a RMB 50.0 million ($7,363) working capital loan (“working capital loan”) with China Merchants Bank Co (“CMB”).

Each drawdown bears interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown adjusted quarterly. The working capital loan has a term of one year and can be extended, subject to CMB’s approval

The working capital loan is secured by a letter of Guarantee issued by Eldorado.

7.

Shareholders’ equity

(a)

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At June 30, 2010 there were no non-voting common shares outstanding.

(b)

Issued and outstanding share capital

Voting common shares	Number of shares	Amount $

Balance, December 31, 2009	537,136,235	2,671,634

Shares issued upon exercise of share options, for cash	3,997,143	27,283
Estimated fair value of share options exercised	-	9,405

Balance, June 30, 2010	541,133,378	2,708,322

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.    Shareholders’ equity (continued)

(c)

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income includes the following:

	Three months ended June 30, 2010 $	Year ended December 31, 2009 $

Balance, beginning of period	2,227	(5,971)

Unrealized gains on available-for-sale investments	11,654	129,418
Reversal on acquisition of subsidiary	-	(122,617)
Realized losses on sale of available-for-sale investment transferred to net income	-	1,717
Future income tax on unrealized gains on available-for-sale investments	(1,490)	(320)

Balance, end of period	12,391	2,227

8.

Stock-based compensation

(a)

Share option plans

The continuity of share purchase options outstanding is as follows:

	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)

Balance, December 31, 2009	6.11	8,928,901	3.3
Granted	13.29	5,382,500
Exercised	7.10	(3,997,143)
Forfeited	10.76	(323,668)

Balance, June 30, 2010	9.43	9,990,590	4.0

At June 30, 2010, 4,508,238 share purchase options (December 31, 2009 – 5,528,557) with a weighted average exercise price of Cdn$8.60 (December 31, 2009 – Cdn$6.16) had vested and were exercisable.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.    Stock-based compensation (continued)

Options outstanding at June 30, 2010 are as follows:

	Total options outstanding			Exercisable option
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$4.00 to $4.99	3,061,458	3.6	4.88	1,207,441	4.88
$5.00 to $5.99	123,725	2.4	5.24	118,725	5.25
$6.00 to $6.99	881,000	2.9	6.44	867,666	6.44
$7.00 to $7.99	666,900	2.3	7.29	559,900	7.19
$9.00 to $9.99	444,000	4.0	9.60	265,999	9.69
$11.00 to $11.99	90,000	4.4	11.83	40,000	11.73
$12.00 to $12.99	391,000	5.0	12.86	124,333	12.86
$13.00 to $13.99	4,132,507	4.8	13.23	1,124,174	13.23
$15.00 to $15.99	200,000	2.4	15.53	200,000	15.53

	9,990,590	4.0	9.43	4,508,238	8.60

(b)

Stock-based compensation expense

Stock-based compensation expense incurred to June 30, 2010 has been included in the undernoted expenses in the Consolidated Statements of Operations as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2010 $	2009 $	2010 $	2009 $

Operating costs	863	422	3,146	1,178
Exploration	147	349	416	575
General and administrative	2,635	1,950	7,030	3,489

	3,645	2,721	10,592	5,242

The assumptions used to estimate the fair value of Options granted were:

	June 30, 2010	December 31, 2009

Risk-free interest rate (range)	1.69% – 1.99%	1.40% – 2.11%
Expected volatility (range)	47% – 73%	64% – 76%
Expected life (range)	0.8 - 2.8 years	1.5 - 3.8 years
Expected dividends	Nil	Nil
Weighted average fair value per stock option (CAD$)	$ 4.11	$ 4.80

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.    Stock-based compensation (continued)

(c)

Bonus Cash Award Units plan

As of June 30, 2010 all Bonus Cash Award Units awarded by the Company were exercised. The Company paid $2,543 in bonus cash award units in the six months ended June 30, 2009. The related cost in the amount of $559 was included in general and administrative expense in the Consolidated Statements of Operations for the same period.

9.

Supplementary cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2010 $	2009 $	2010 $	2009 $

Changes in non-cash working capital
Accounts receivable and other	(2,517)	(2,649)	(2,336)	18,528
Inventories	(2,031)	(5,685)	(1,789)	(12,077)
Accounts payable and accrued liabilities	(9,333)	9,782	(28,142)	2,207

	(13,881)	1,448	(32,267)	8,658

Supplementary cash flow information
Income taxes paid	13,265	12,862	33,973	12,862
Interest paid	-	122	2,638	122

10.

Segmented information

During the period ended June 30, 2010, Eldorado had five reporting segments. The Brazil reporting segment includes the development activities of Vila Nova and exploration activities in Brazil. The Turkey reporting segment includes the operations of the Kişladağ mine, development activities of the Efemçukuru development project and exploration activities in Turkey. The China reporting segment includes the operations of the Tanjianshan mine, Jinfeng mine, White Mountain mine, the Eastern Dragon project and exploration activities in China. The Greece reporting segment includes development activities on the Perama Hill project. The Other reporting segment includes the operations of the Company’s corporate office and exploration activities in other countries.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.    Segmented information (continued)

	June 30, 2010
	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Net mining interests
Producing properties	208,440	1,231,176	-	-	-	1,439,616
Properties under development	129,283	-	-	210,291	-	339,574
Iron ore property	-	-	47,362	-	-	47,362
Other mining interests	10,314	748,872	18,111	-	2,588	779,885

	348,037	1,980,048	65,473	210,291	2,588	2,606,437

Goodwill	-	324,935	-	-	-	324,935

	December 31, 2009
	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Net mining interests
Producing properties	196,066	1,261,367	-	-	-	1,457,433
Properties under development	96,275	-	-	209,408	-	305,683
Iron ore property	-	-	47,212	-	-	47,212
Other mining interests	7,214	745,187	15,544	-	2,543	770,488

	299,555	2,006,554	62,756	209,408	2,543	2,580,816

Goodwill	-	324,935	-	-	-	324,935

Operations

	For the three months ended June 30, 2010

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	82,546	123,897	-	-	-	206,443
Interest and other income	151	997	-	-	190	1,338
	82,697	124,894	-	-	190	207,781
Expenses (income) except the undernoted	24,686	54,573	65	(3,291)	11,166	87,199
Depletion, depreciation and amortization	3,525	25,646	15	-	318	29,504
Exploration	1,321	219	794	-	616	2,950
Mine standby costs	-	-	607	-	-	607
Gain on disposal of assets	-	81	(60)	-	-	21

Income (loss) before tax	53,165	44,375	(1,421)	3,291	(11,910)	87,500
Income tax (expense) recovery	(11,895)	(12,462)	-	-	1,384	(22,973)
Non-controlling interest	-	(4,019)	-	-	-	(4,019)

Net income (loss)	41,270	27,894	(1,421)	3,291	(10,526)	60,508

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.    Segmented information (continued)

	For the three months ended June 30, 2009

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	60,526	19,621	-	-	-	80,147
Interest and other income	281	21	-	-	89	391
	60,807	19,642	-	-	89	80,538
Expenses (income) except the undernoted	19,103	10,497	(259)	1,958	6,134	37,433
Depletion, depreciation and amortization	3,090	3,335	(99)	-	212	6,538
Exploration	1,615	416	637	-	706	3,374
Mine standby costs	-	-	936	-	-	936
Gain on disposal of asset	-	-	-	-	(1,463)	(1,463)

Income (loss) before tax	36,999	5,394	(1,215)	(1,958)	(5,500)	33,720
Income tax (expense) recovery	(7,017)	(402)	-	-	252	(7,167)
Non-controlling interest	-	(653)	-	-	-	(653)

Net income (loss)	29,982	4,339	(1,215)	(1,958)	(5,248)	25,900

	For the six months ended June 30, 2010

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	175,556	212,366	-	-	-	387,922
Interest and other income	281	1,482	-	-	246	2,009
	175,837	213,848	-	-	246	389,931
Expenses (income) except the undernoted	52,209	98,417	243	(5,218)	22,284	167,935
Depletion, depreciation and amortization	8,002	44,102	33	-	609	52,746
Exploration	2,595	1,176	1,318	-	1,463	6,552
Mine standby costs	-	-	1,313	-	-	1,313
Gain on disposal of assets	-	(1,423)	(60)	-	(2)	(1,485)

Income (loss) before tax	113,031	71,576	(2,847)	5,218	(24,108)	162,870
Income tax (expense) recovery	(24,425)	(19,734)	-	-	1,467	(42,692)
Non-controlling interest	-	(6,825)	-	-	-	(6,825)

Net income (loss)	88,606	45,017	(2,847)	5,218	(22,641)	113,353

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.    Segmented information (continued)

	For the six months ended June 30, 2009

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	101,606	30,747	-	-	-	132,353
Interest and other income	357	53	2	-	175	587
	101,963	30,800	2	-	175	132,940
Expenses (income) except the undernoted	32,263	16,187	91	(238)	14,343	62,646
Depletion, depreciation and amortization	5,284	5,282	44	-	388	10,998
Exploration	2,849	607	799	-	1,181	5,436
Mine standby costs	-	-	936	-	-	936
Gain on disposal of asset	-	-	-	-	(1,463)	(1,463)

Income (loss) before tax	61,567	8,724	(1,868)	238	(14,274)	54,387
Income tax (expense) recovery	(13,626)	(1,020)	-	-	235	(14,411)
Non-controlling interest	-	(1,015)	-	-	-	(1,015)

Net income (loss)	47,941	6,689	(1,868)	238	(14,039)	38,961

11.

Subsequent events

On July 20, 2010, the Company acquired, through a court approved plan of arrangement under the laws of British Columbia (the “Arrangement”), all the issued and outstanding securities of Brazauro Resources Corporation (“Brazauro”) that the Company did not already own for total consideration of 5,993,898 common shares of Eldorado.

Under the terms of the Arrangement, former Brazauro shareholders other than Eldorado received 0.0675 of an Eldorado common share for each Brazauro share held, as well as 1/3 of a share of TriStar Gold Inc. (“TriStar”), a new exploration company that Eldorado funded with C$10 million at time of closing as part of the Arrangement. TriStar will hold certain exploration properties previously owned by Brazauro.

The principal asset of Brazauro, the Tocantinzinho Project in Tapajós, Brazil, is a late stage exploration project with a current Measured and Indicated Resource of 2.1 million ounces of gold. In addition, Eldorado acquired option agreements to earn into 100% of the Água Branca and Piranhas properties, located in the Tapajos District immediately adjacent to the Tocantinzinho Project.

.